May 6, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

We have read Item 4.01, and are in agreement with the statements as they related to our firm being made by FAB Universal Corp.in Item 4.01 of its Form 8-K dated May 6, 2014, captioned “Changes in Registrant’s Certifying Accountant.” We have no basis to agree or disagree with the other statements contained therein.

/s/ Friedman LLP